Exhibit (c)(3)


                            CONSENT AND WAIVER


            CONSENT AND WAIVER dated as of March 6, 1998 by PRICELLULAR CORPORATION, a Delaware corporation (the "Company"), and AT&T WIRELESS SERVICES, INC., a Delaware corporation, formerly known as McCaw Cellular Communications, Inc. ("AWS").


                           W I T N E S S E T H :

            WHEREAS, the parties hereto have entered into a stockholders agreement dated as of April 28, 1994 and a Consent and Waiver dated as of November 15, 1994, an Amendment dated as of July 28, 1995, a Consent and Waiver dated as of August 18, 1995, a Consent and Waiver dated as of September 21, 1995 and a Consent and Waiver dated as of December 28, 1995 (as so amended, the "Agreement");

            WHEREAS, the Company has entered into an Agreement and Plan of Merger (the "Merger Agreement") dated as of March 6, 1998 with American Cellular Corporation, a Delaware corporation ("Buyer"), which provides, among other things, for the merger (the "Merger") of Buyer with and into the Company, with the result that the Company will be the surviving corporation; and

      WHEREAS, pursuant to Section 4 of the Agreement the Company may not merge into any other corporation without the prior written consent of AWS;

NOW, THEREFORE, the parties hereto agree as follows:

            SECTION 1. Consent to Merger and Waiver of Rights. (a) AWS hereby waives any and all rights AWS may have arising under Section 4 of the Agreement in connection with the Merger as set forth in the Merger Agreement.

      (b) This Consent and Waiver will only be effective if (i) pursuant to the terms of the Merger all outstanding shares of Class A Common Stock and Class B Common Stock of the Company will be converted into the right to receive an amount in cash equal to not less than $14.00 per share; (ii) there is no material change to the Merger Agreement and (iii) the beneficial owners of Buyer's equity securities at closing are Spectrum Equity Investors, Buyer's management, financial institutions and other entities that are pooled investment partnerships or similar entities.

      (c) This Consent and Waiver shall not be deemed to be an agreement by AWS to vote its shares in favor of the proposed Merger.

            SECTION 2. Governing Law. THIS CONSENT AND WAIVER SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

            SECTION 3. Counterparts; Effectiveness. This Consent and Waiver may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Consent and Waiver shall become effective as of the date hereof when each party hereto shall have received a duly executed counterpart hereof.

      IN WITNESS WHEREOF, the parties hereto have caused this Consent and Waiver to be duly executed as of the date first above written.




                                    PRICELLULAR CORPORATION



                                     By /s/ Steven Price
                                        ------------------------------
                                        Name:  Steven Price
                                        Title: Chief Executive Officer




                                    AT&T WIRELESS SERVICES, INC.



                                     By /s/ Mufit Cinali
                                        ------------------------------
                                        Name:  Mufit Cinali
                                        Title: Financial Vice President